TARPON INDUSTRIES, INC.
                                2420 Wills Street
                              Marysville, MI 48040


                                               February 5, 2008
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

                       RE:   Tarpon Industries, Inc.
                             CIK: 0001303565
                             COMMISSION FILE NO. 333-146651
                             APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Tarpon Industries, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-146651), together with all exhibits and amendments thereto (the "Registration Statement"), effective as of the date hereof or at the earliest practicable date hereafter. The Registrant is requesting such withdrawal on the grounds that it is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. No securities were sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

     The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

     Please address any questions you may have to Stuart M. Sieger, Esq. and Seth I. Rubin, Esq. at Ruskin Moscou Faltischek, P.C., East Tower, 15th Floor, Uniondale, New York 11556, telephone numbers (516) 663-6546 and (516) 663-6691, facsimile number (516) 663-6746 and (516) 663-6891.

     Thank you for your assistance with this matter.


                                        Sincerely,
                                        TARPON INDUSTRIES, INC.


                                        By:  /s/ James W. Bradshaw
                                           ----------------------------
                                        Name:  James W. Bradshaw
                                        Title: Chief Executive Officer